December 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister
Shannon Buskirk
John Coleman
Anuja Majmudar
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Greenstone Corporation, as Co-Registrant (CIK No. 0002034129)
Draft Registration Statement on Form F-4, Confidentially Submitted September 13, 2024

Staff Comment Letter Dated October 16, 2024

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), and its co-registrant, Greenstone Corporation, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Co-Registrant” or “Greenstone” and, together with the Company, the “Registrants”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ Draft Registration Statement on Form F-4, confidentially submitted to the Commission on September 13, 2024 (the “Draft Registration Statement”), as set forth in your letter dated October 16, 2024 addressed to Ibrahima Tall and Tulani Sikwila (the “Comment Letter”). In submitting this response, the Registrants are concurrently filing publicly with the Commission, electronically via EDGAR, a registration statement on Form F-4 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the Company’s responses below refer to the Registration Statement.

Draft Registration Statement on Form F-4 submitted September 13, 2024

Cover Page

1.	We note your disclosure here that “Upon the completion of the Business Combination, PubCo will be a “controlled company” under the Nasdaq Stock Market Listing Rules.” Please revise to disclose that Mzilakazi Godfrey Khumalo will be the controlling shareholder of PubCo and the aggregate voting power Mr. Khumalo will hold upon the completion of the Business Combination.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page to indicate that the Southern SelliBen Trust (the “Trust”) is expected to be the controlling shareholder of PubCo following the consummation of the Business Combination, at which time the Trust is expected to control approximately 50.3% of the PubCo Ordinary Shares, assuming a no redemptions scenario. The Company has confirmed with the trustee that Mzilakazi Godfrey Khumalo, the settlor of the Trust, does not have voting or dispositive power over the securities held by the Trust. This determination has been made in accordance with Rule 13d-3 of the Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose, including as set forth in the Company’s response to Comment 58.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

2.	We note your disclosure that the Sponsor and certain transferees will receive (i) up to 10,000,000 PubCo Ordinary Shares upon the conversion of the 11,339,318 shares of SPAC Class B Common Stock, and (ii) 2,359,217 PubCo Warrants upon the conversion of the 2,359,217 SPAC Private Placement Warrants. Please revise your disclosure here regarding compensation received by Sponsor to include the balance due under the working capital loans and the $15,000 per-month aggregate fee payable to the Sponsor for general and administrative services. In addition, disclose the $1.75 million capital contribution that is due to Polar Multi-Strategy Master Fund and the aggregate of approximately $1.16 million in deferred compensation that is due to former executives of the SPAC. Refer to Item 1604(a)(3) of Regulation S-K.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page accordingly.

3.	We note your disclosure that certain HCVI directors and officers have interests in the Business Combination that may conflict with stockholder’ interests and the cross- reference to the location in the prospectus of your conflicts of interest disclosure. Revise to briefly state here whether in connection with the de-SPAC transaction, there may be any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with a de-SPAC transaction and any material conflict of interest arising from the manner in which the special purpose acquisition company compensates a SPAC sponsor, officers, and directors or the manner in which a SPAC sponsor compensates its officers and directors, between: on one hand, the SPAC sponsors, their affiliates, SPAC officers, SPAC directors, or promoters, target company officers or target company directors; and, on the other hand, unaffiliated security holders of the SPAC. Refer to Item 1604(a)(4) of Regulation S-K.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page accordingly.

4.	We note you disclosure that the holders of the SPAC Class B Common Stock and each member of HCVI’s management team, which collectively own approximately 68.3% of the outstanding SPAC Common Stock, have previously agreed to vote all of their SPAC Class B Common Stock in favor of a business combination proposed to them for approval, including the Business Combination, and that accordingly, a stockholder’s failure to vote in person or by proxy at the special meeting will have no effect on the outcome of the vote on any of the Proposals. As it appears that shareholder approval of the Business Combination and other Proposals will be assured assuming the parties that executed voting agreements vote as indicated, please revise your disclosure here and throughout your proxy statement/prospectus to state so explicitly. If you believe shareholder approval is not assured, please explain why.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Questions and Answers About the Business Combination and the HCVI Stockholders’ Meeting

Q. What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal, page xxii

5.	We note you will disclose the net tangible book value per share as adjusted for a Maximum Redemption Scenario, 50% Redemption Scenario, and No Redemption Scenario. Please expand your disclosure to include a range of redemption scenarios that will reasonably inform investors of potential outcomes.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and has revised the disclosure on page xxii accordingly.

Summary of the Proxy Statement/Prospectus, page 1

6.	Please provide the tabular and other compensation disclosure relating to the SPAC sponsor, its affiliates, and promoters required by Item 1604(b)(4) of Regulation S-K. We note you provided some of this disclosure under the heading “Interests of HCVI’s Directors and Officers in the Business Combination.”

Response to Comment No. 6

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14-15 accordingly.

Other Agreements Related to the Business Combination Agreement, page 9

7.	We note your disclosure that pursuant to the Sponsor Support Agreement, the Sponsor and certain of other stockholders of HCVI have agreed to not transfer or redeem any shares of SPAC Common Stock and SPAC Warrants held by them prior to the Closing. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.

Response to Comment No. 7

The Company acknowledges the Staff’s comment and has revised the disclosure on page 10 accordingly.

Registration Rights and Lock-up Agreement, page 10

8.	Please revise to quantify the number of shares subject to registration rights pursuant to the Registration Rights Agreement.

Response to Comment No. 8

The Company acknowledges the Staff’s comment and has revised the disclosure on page 11 and 145 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Interests of HCVI’s Directors and Officers in the Business Combination, page 12

9.	Please revise your disclosure here and elsewhere as appropriate in your filing to also address whether the target company officers or directors have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Items 1603(b) and 1604(b)(3) of Regulation S- K.

Response to Comment No. 9

The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxvii, 14, 69-70, and 93-94 accordingly.

Selected Historical Financial Data of HCVI, page 21

10.	Please revise the historical financial data to provide the summary of statement of cash flows data for all the periods presented. Also, revise to identify that HCVI’s financial statements are presented in accordance with generally accepted accounting principles in the United States.

Response to Comment No. 10

The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 accordingly.

Summary Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 25

11.	In paragraph one you refer to HCVI and paragraph three you refer to Hennessy. Please revise the disclosures so that all references to entities within this section are consistent. Also, revise paragraph four to disclose there are three redemption scenarios being disclosed.

Response to Comment No. 11

The Company acknowledges the Staff’s comment and has revised the disclosure on page 27 accordingly.

Risk Factors

Risks Relating to Greenstone

Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact, page 31

12.	Please revise your disclosure to describe any safety incidents, including as the result of the activities of artisanal or illegal miners, trespassers, squatters, and other forms of encroachment that have occurred at your mines. In this regard, we note recent news articles indicating the Redwing Mine has been the site of several incidents, including a collapse in January 2024 that trapped miners underground.

Response to Comment No. 12

The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation, page 41

13.	We note your disclosure that, on February 15, 2024, another application was filed with the High Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings, and that if corporate rescue proceedings are approved, your plans to restart the mines and your interests in the assets may be materially adversely affected. We also note that it is a closing condition in the business combination agreement that as of immediately prior to the SPAC Merger Effective Time, no Group Company or any Acquisition Entity shall be in bankruptcy, receivership, administration, restructuring, corporate rescue, or other similar proceedings. Please revise your disclosure to address the risks to closing of your business combination relating to this pending application to place the Mazowe Mining Company in corporate rescue proceedings.

Response to Comment No. 13

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 accordingly.

Greenstone’s purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims, page 42

14.	We note your disclosure that, on June 17, 2024, Greenstone entered into a share purchase agreement (the “BMC Purchase Agreement”), pursuant to which, among other things, Metallon sold all of the authorized and issued shares of BMC to Greenstone in exchange for consideration of approximately £53.2 million (the “Purchase Price”) to be paid by the Mzilakazi Godfrey Khumalo and the Company Requisite Shareholder (the “Guarantors”). We further note that to date the Purchase Price has not been satisfied and that Metallon’s insolvency proceedings (the “Administration”) may not be completed until such payment is satisfied. Since the Purchase Price has not been paid, please revise to clarify whether Greenstone actually owns BMC, which indirectly holds the Mazowe Mine, the Redwing Mine, and the How Mine and represents substantially all of Greenstone’s assets. Please also file a copy of the BMC Purchase Agreement as an exhibit or tell us why you do not believe you are not required to do so. Refer to Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

Response to Comment No. 14

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 45 to clarify that, notwithstanding the nonpayment of the Purchase Price by the Guarantors, Greenstone is the current beneficial owner of all of the shares of BMC in accordance with the terms of the BMC Purchase Agreement. Legal title to the shares will be transferred once the payment of the applicable U.K. stamp duty tax is made and the shares are registered with U.K. Companies House in Greenstone’s name. In addition, a copy of the BMC Purchase Agreement is filed as Exhibit 10.9 to the Registration Statement.

Risks Related to HCVI and the Business Combination, page 57

15.	We note your disclosure on page 89 that in September and October 2023, the underwriters of HCVI’s IPO agreed to waive their deferred underwriting compensation of $11,933,000. Please revise to identify the underwriters and disclose the circumstances surrounding their agreement to waive deferred underwriting fees, including the reasons for the waiver. Please also include risk factor disclosure that addresses the following, as appropriate:

●	whether the firms performed substantially all of their obligations to earn their fees and, therefore, are gratuitously waiving the right to be compensated;

●	the unusual nature of such a fee waiver and the impact on the evaluation of the transaction;

●	caution that investors should not place any reliance on the fact that the firms were previously involved with the transaction;

●	the material impact, if any, of agreement provisions that survive the resignation or fee waiver, such as indemnification, contribution, rights of first refusal or lockups; and

●	if the firms were involved in preparing registration statement disclosure, the risk of relying on the firms’ expertise despite their withdrawal of services and the rationale for continuing to rely on information disclaimed by the firms.

Response to Comment No. 15

The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

16.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response to Comment No. 16

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71-72 accordingly.

Sponsor, officers, and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders of HCVI, page 57

17.	We note your disclosure indicating that since HCVI’s Sponsor, officers, and directors have agreed to vote any shares of SPAC Common Stock owned by them in favor of the Business Combination, including their shares of SPAC Class B Common Stock and any SPAC Class A Common Stock purchased after the IPO, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of SPAC Common Stock in accordance with the majority of the votes cast by the Public Stockholders of HCVI. Please revise to clarify that the necessary stock holder approval of the Business Combination will be assured assuming the parties that executed voting agreements vote as indicated.

Response to Comment No. 17

The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 accordingly.

There can be no assurance that HCVI will be able to comply with the continued listing standards of Nasdaq, page 61

18.	We note the 8-K filed by HCVI on October 9, 2024 to disclose that it received a notice on October 1, 2024 from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. The notice also discloses that a hearing request will stay potential suspension or delisting action pending the hearing, and HCVI intends to timely request a hearing. Please revise your disclosures here and elsewhere, as appropriate, to address this notice and provide an update on the status of any hearing related to the notice. Please also expand your disclosure regarding risks related to a potential delisting from the exchange.

Response to Comment No. 18

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 64-65, 172, and 195 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 69

19.	Please expand the introductory disclosure to include a brief discussion explaining what the pro forma presentation shows as it relates to the Business Combination and other events referred to as the Pro Forma Transactions, the anticipated accounting treatment, and include reference to the additional footnote disclosures as applicable. We refer you to Rule 11-02(a)(2) of Regulation S-X.

Response to Comment No. 19

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and expanded its introductory disclosure on pages 77-79 in accordance with Rule 11-02(a)(2) of Regulation S-X to discuss the pro forma presentation as it relates to the Business Combination and other events referred to as the Pro Forma Transactions, as well as the anticipated accounting treatment for the Business Combination.

20.	We refer you to pro forma adjustment K. We acknowledge that the financial amounts have not been disclosed yet. Please disclose if the adjustment for the net assets of HCVI has been adjusted for the cash paid for the redemptions of SPAC Class A common stock presented in pro forma adjustment “I.”

Response to Comment No. 20

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure for pro forma adjustment J (formerly numbered as pro forma adjustment K) on page 88 to clarify that the net assets of HCVI have been adjusted for the cash paid for the September 2024 Redemptions.

21.	We refer you to pro forma adjustments L and M. Please tell us if pro forma adjustment for the settlements of notes payable under the Polar Subscriptions I and II also includes amounts recorded in connection with in the change in fair value of the extension notes payable.

Response to Comment No. 21

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure related to pro forma adjustment L and pro forma adjustment FF on page 89 to reflect that the settlement of the notes payable associated with Polar Subscriptions I and II resulted in a loss on settlement due to the change in fair value of the Extension Notes Payable. Pro forma adjustment L is no longer needed in the pro forma financial statement as of June 30, 2024 as the historical balance sheet amount already reflects the receipt of cash related to Polar Subscription II. Accordingly, pro forma adjustment M has been renumbered to pro forma adjustment L.

As disclosed in Note 7 to HCVI’s audited financial statements for the years ended December 31, 2023 and 2022, HCVI executed Polar Subscription I on October 13, 2023 at a fair value of $900,000 with no change in fair value as of December 31, 2023, and the reassessed fair value was $3,798,000 as of June 30, 2024. Polar Subscription II was executed on January 16, 2024 at a fair value of $1,750,000 and the reassessed fair value was $2,004,000 as of June 30, 2024.

22.	We refer you to pro forma adjustment EE. To the extent material, disclose the pro forma adjustments that are excluded from determining a pro forma tax rate. For example, disclose if the deemed listing expense from a share-based transaction is included or excluded from the pro forma taxable adjustments based on its qualification as a corporate tax deduction under applicable tax legislation.

Response to Comment No. 22

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure of pro forma adjustment EE on page 89 to clarify that certain adjustments were excluded from determining a pro forma tax adjustment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

As noted by the Staff, the listing charge adjustment (DD) was excluded from the determination of a pro forma tax adjustment as the expense will be incurred by the Company, a Cayman Islands exempted company. Similarly, the portion of the transaction costs adjustment (AA) which will be incurred by Greenstone were excluded from the determination of a pro forma tax adjustment, as Greenstone is also a Cayman Islands exempted company. The portion of the transaction costs adjustment (AA) attributable to HCVI and the pro forma adjustment to interest earned on the Trust Account (BB) have been included in the determination of the pro forma tax rate.

23.	Please tell us how the pro forma adjustments account for the conversions of HCVI Class B common stock into Pubco common stock, after giving effect to certain forfeitures by the Sponsor.

Response to Comment No. 23

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its response to the Staff’s comment does not result in revision to disclosures.

The pro forma adjustment G1 reflects the Sponsor’s forfeiture of shares to HCVI at Closing in accordance with the Sponsor Agreement. Pro forma adjustment G2 reflects the forfeiture of shares in excess of the SPAC transaction expenses cap in accordance with the Business Combination Agreement. Pro forma adjustment G4 is net of the effect of the forfeitures in pro forma adjustments G1 and G2 and reflects the conversions of HCVI Class B common stock into PubCo common stock at a ratio of 1:1 per the Business Combination Agreement.

6. Pro Forma Earnings (Loss) Per Share Information, page 80

24.	Please revise the weighted average common shares outstanding-basic and diluted to present the disaggregated share amounts for HCVI public shareholders, HCVI sponsor and Anchor investors, the Company or Greenstone shareholders, and PIPE investors. See Rule 11-02(a)(9) of Regulation S-X.

Response to Comment No. 24

The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 accordingly.

The Business Combination, page 88

25.	Please update your disclosure to discuss the special meeting of the stockholders of HCVI on September 27, 2024 and the extension to the time to complete an initial business combination. Please also disclose the number of shares that were redeemed in connection with the extension meeting and the cash available in HCVI’s trust account after deducting the amount required to satisfy such redemptions by HCVI’s public stockholders.

Response to Comment No. 25

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 99 and 196 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

The Background of the Business Combination, page 91

26.	We note your references in this section to “representatives of HCVI,” “HCVI management,” “members of Metallon management,” and “Greenstone management.” Revise to clarify the members of management or representatives of HCVI, Sponsor, Metallon, and Greenstone who participated in the referenced meetings and discussions.

Response to Comment No. 26

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 101-104 and 106 accordingly.

27.	We note your disclosure that on March 8, 2024, HCVI management submitted a draft non-binding letter of intent providing for an enterprise valuation of Greenstone at $500 million. Please expand your disclosure to explain how this enterprise valuation was determined.

Response to Comment No. 27

The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 accordingly.

28.	We note that on September 29, 2023, HCVI entered into an engagement letter with Cohen & Company Capital Markets division pursuant to which Cohen agreed to act as HCVI’s capital markets advisor in connection with one or more extensions of its deadline to complete an initial business combination in exchange for a $2.5 million transaction fee payable upon the closing of HCVI’s initial business combination, which Cohen subsequently agreed to waive in full in exchange for an agreement by Mr. Hennessy to engage Cohen to act as “left” book running and lead manager of the next two SPAC initial public offerings for which Mr. Hennessy or any of his controlled entities served as a sponsor. We further note that Cohen was engaged as a non-exclusive financial advisor to Metallon (predecessor of Greenstone) on February 5, 2024 to assist Metallon with various financial matters, including a merger with a special purpose acquisition company. Please disclose how HCVI’s board considered this conflict of interest in negotiating and recommending the Business Combination.

Response to Comment No. 28

The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 accordingly.

29.	We note your disclosure that HCVI, its Sponsor, its financial advisor, and its affiliates identified potential target companies across various industries and made contact with representatives of such potential target companies to discuss the potential for a business combination transaction. Please revise to address whether the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

Response to Comment No. 29

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 accordingly.

30.	We note your disclosure on page 41 that certain assets of the Mazowe Mine that were sold at an auction to satisfy a judgment obtained by ZETD and that even though you believe the decision is improper and are appealing, no assurance can be given that you will be successful in your appeal, and you may lose the benefit of such assets. Please provide disclosure addressing how HCVI considered these assets in its valuation of Greenstone. In this regard, we note your disclosure on page 104 that HCVI evaluated Mazowe Mine and Redwing Mine on the basis of their estimated gold resources rather than projected financial performance during the Projections period.

Response to Comment No. 30

The Company acknowledges the Staff’s comment and has revised the disclosure on page 111 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

HCVI’s Board of Directors’ Reasons for the Approval of the Business Combination, page 96

31.	Revise your disclosure to state whether or not the business combination was approved by a majority of HCVI’s directors who are not employees of HCVI. If any director of HCVI voted against, or abstained from voting on, approval of the business combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-K.

Response to Comment No. 31

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as disclosed on pages xxi and 107, the HCVI Board, including all of the independent directors, unanimously approved the Business Combination.

The Business Combination

Potential Actions to Secure Requisite Shareholder Approvals, page 101

32.	We note your disclosure that in connection with the stockholder vote to approve the Business Combination, the Sponsor and the HCVI Board, officers, advisors, or their affiliates may privately negotiate transactions to purchase shares of SPAC Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Please also ensure that your disclosure regarding potential open market purchases is consistent throughout your registration statement. In this regard, we note that your disclosure here indicates that the purpose of these purchases would be to increase the amount of cash available to HCVI for use in the Business Combination. However, your risk factor disclosure on page 58 states that the purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination.

Response to Comment No. 32

As the Staff noted in Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022) (the “C&DI”), the Staff “will not object to purchases by the Sponsor or its affiliates outside of the redemption offer as long as” certain conditions are satisfied. The Company believes HCVI has met those conditions as follows:

●	the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the Sponsor or its affiliates will purchase the HCVI securities outside the redemption process, along with the purpose of such purchases;

The Company directs the Staff to the disclosure throughout the Registration Statement, including pages xxxii, 61, and 177-178, which disclose the possibility of such purchases outside the redemption process.

●	the Sponsor or its affiliates will purchase the HCVI securities at a price no higher than the price offered through the HCVI redemption process;

The Company directs the Staff to the disclosure on pages xxxii, 61, and 177-178, discussing that if such transactions take place prior to the completion of the Business Combination, they will be at a price no higher than the price offered through the redemption process.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

●	the Securities Act registration statement or proxy statement filed for the business combination transaction includes a representation that any HCVI securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

The Company directs the Staff to the disclosure on pages xxxii, 61, and 177-178, including a representation any such securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the Business Combination.

●	the Sponsor and its affiliates do not possess any redemption rights with respect to the HCVI securities or, if they possess redemption rights, they waive such rights; and

The Company directs the Staff to the disclosure on pages xxxii, 61, and 178, discussing that the Sponsor and its affiliates have entered into an agreement with HCVI, pursuant to which they have agreed to waive redemption rights with respect to their shares of HCVI securities.

●	HCVI discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

o	the amount of HCVI securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;

HCVI has confirmed that it will disclose the amount of HCVI securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the purpose of the purchases by the Sponsor or its affiliates;

HCVI has confirmed that it will disclose the purpose of the purchases by the Sponsor or its affiliates in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

HCVI has confirmed that it will disclose the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the identities of HCVI security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of HCVI security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

HCVI has confirmed that it will disclose such information in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the number of HCVI securities for which HCVI has received redemption requests pursuant to its redemption offer.

HCVI has confirmed that it will disclose such information in a Form 8-K prior to the special meeting to approve the Business Combination.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Certain Unaudited How Mining Company Prospective Financial Information, page 104

33.	Please disclose whether or not Greenstone has affirmed to HCVI that its projections reflect its view about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Greenstone’s management or board of directors regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.

Response to Comment No. 33

The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 to indicate that Greenstone has affirmed to HCVI that its projections reflects its view about its future performance as of December 5, 2024.

34.	Please revise to disclose all projections of the How Mining Company that were considered by the HCVI Board in its determination to approve and adopt the proposed Business Combination Agreement and all other transactions and transaction documents contemplated thereby. In this regard, we note your disclosure on page 91 that Greenstone management delivered preliminary financial projections of the How Mining Company to HCVI on February 13, 2024, which were updated in June 2024 to reflect updated gold prices and which were also later supplemented by the final projections included in the draft Regulation S-K 1300 reports delivered to the HCVI Board prior to the execution of the Business Combination Agreement.

Response to Comment No. 34

The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 to clarify that the financial projections of the How Mining Company were updated in June 2024 solely to update the assumed market price of gold from $1,950 per ounce to $2,250 per ounce (consistent with contemporaneous trading prices at such time). The Company advises the Staff that the February 2024 preliminary financial projections of the How Mining Company were delivered to HCVI management as part of its due diligence review, and only the updated financial projections prepared in June 2024 were considered by the HCVI Board. The HCVI Board understood the various operational and financial projections included in the draft Regulation S-K 1300 reports were preliminary and are subject to change. However, the draft reports were provided to the HCVI Board to provide information relating to the potential time to close the proposed business combination and to demonstrate that the preliminary information was materially consistent with the June 2024 financial projections that the HCVI Board considered in its determination to approve the Business Combination Agreement.

Fairness Opinion from EntrepreneurShares, page 107

35.	We note your disclosure that “HCVI selected EntrepreneurShares to provide a fairness opinion based on EntrepreneurShares’ qualifications, experience, and reputation.” Revise your disclosure to briefly describe the qualifications and method of selecting EntrepreneurShares to provide a fairness opinion. Refer to Items 1607(b)(2) and (3) of Regulation S-K.

Response to Comment No. 35

The Company acknowledges the Staff’s comment and has revised the disclosure on page 118 accordingly.

36.	Please revise your disclosure to discuss whether EntrepreneurShares received any instructions from HCVI or the Sponsor concerning the opinion or whether HCVI or the Sponsor imposed any limitations on the scope of the investigation. Refer to Item 1607(b)(6).

Response to Comment No. 36

The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

37.	We note the opinion delivered by EntrepreneurShares to the HCVI Board confirmed that, as of June 17, 2024, the total consideration to be issued or paid in the Business Combination to the stockholders of the Company is fair from a financial point of view to the HCVI stockholders (other than the Sponsor, any of its affiliates and any other holder of SPAC Class B Common Stock). Please state whether HCVI or SPAC sponsor determined the amount of consideration to be issued or paid to the stockholders of the Company, or whether EntrepreneurShares recommended the amount of consideration to be issued or paid. Refer to Item 1607(b)(5) of Regulation S-K.

Response to Comment No. 37

The Company acknowledges the Staff’s comment and has revised the disclosure on page 118 accordingly.

38.	We note you disclose that as compensation for EntrepreneurShares’ service in connection with the rendering the Opinion to the HCVI Board, HCVI agreed to pay EntrepreneurShares a fee of $125,000. We further note you disclose that an initial payment of $15,000 was made upon commencement of the engagement, $35,000 of the fee was paid upon delivery of the Opinion, and the remaining $75,000 is payable upon consummation of the Business Combination. Please disclose whether the fact that $75,000 out of the $125,000 fee due to EntrepreneurShares is payable upon consummation of the Business Combination presented a conflict of interest for Entrepreneurshares in rendering its fairness opinion.

Response to Comment No. 38

The Company acknowledges the Staff’s comment and has revised the disclosure on page 127 accordingly.

Material U.S. Federal Income Tax Consequences, page 135

39.	Please expand your discussion to address the federal income tax consequences of the Business Combination to Greenstone and its respective securityholders. Refer to Item 1605(b)(6).

Response to Comment No. 39

The Company respectfully advises the Staff that it has reviewed the disclosure under the heading “Material U.S. Federal Income Tax Consequences” in light of the Staff’s comment and the guidance provided by Item 4(a) of Form F-4 and Item 1605(b)(6) of Regulation S-K. The Company respectfully submits that, based on the grounds set forth below, disclosure is not required to address the U.S. federal income tax consequences of the Business Combination to Greenstone and its securityholders.

Item 4(a) of Form F-4 requires a registrant to “[f]urnish a summary of the material features of the proposed transaction,” including the tax consequences of the transaction (emphasis added). Similarly, Item 1605(b) of Regulation S-K requires that a registrant “state the material terms of the de-SPAC transaction,” including the U.S. federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, and their respective security holders (emphasis added). In this regard, the Company respectfully advises the Staff that, to the best of Greenstone’s knowledge, no securityholder of Greenstone is a “United States person” for federal income tax purposes, except for one individual who received Greenstone shares as compensation for services (and who would therefore typically be excluded from the scope of the disclosure). Generally, there are no material U.S. federal income tax consequences of the exchange of securities of one non-U.S. corporation (such as Greenstone) for securities of another non-U.S. corporation (such as the Company) by a person who is not a “United States person.” Accordingly, the Company respectfully submits that the U.S. federal income tax consequences of the Business Combination are not “material” to Greenstone’s securityholders within the meaning of Item 4(a) of Form F-4 or Item 1605(b) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Business of HCVI and Certain Information about HCVI, page 158

40.	Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates and any promoters in directing and managing the SPAC’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response to Comment No. 40

The Company acknowledges the Staff’s comment and has revised the disclosure on page 172 accordingly.

41.	We note your disclosure on page 178 that the Sponsor has no prior or current [experience] [sic] involving in other special acquisition companies. We also note your disclosure on page 175 regarding Mr. Hennessy’s role as Managing Member of Hennessy Capital Group LLC and experience with special purpose acquisition companies, including several prior Hennessy Capital Acquisition entities and Compass Digital Acquisition Corp. Please revise your disclosure to describe the prior SPAC experience of the SPAC sponsor, its affiliates, and any promoters including completed business combinations, liquidated SPACs, pending business combinations and any SPACs still searching for a target. This disclosure should also address, as applicable, extensions of prior SPACs and redemption levels experienced by prior SPACs in connection with any extension request and/or business combination. Refer to Item 1603(a)(3) of Regulation S-K.

Response to Comment No. 41

The Company acknowledges the Staff’s comment and has revised the disclosure on page 173 accordingly.

42.	We note your disclosure that “the SPAC Charter provides that in no event will HCVI redeem Public Shares in an amount that would cause HCVI’s net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001 (so that HCVI does not then become subject to the SEC’s “penny stock” rules).” Please update to disclose the charter amendment adopted on September 30, 2024 that removed this redemption limitation. Revise your risk factor disclosure to discuss the impact that not having a specified maximum redemption threshold may have on SPAC’s securities being deemed a penny stock and listing on Nasdaq.

Response to Comment No. 42

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65, 99, and 172 accordingly.

Management of HCVI Prior to the Business Combination Conflicts of Interest, page 177

43.	We note your tabular disclosure summarizing the entities to which HCVI’s directors and officers currently have fiduciary duties or contractual obligations that may pose a conflict of interest with HCVI. Please revise to briefly describe the fiduciary duties of SPAC’s officer and directors to other entities to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.

Response to Comment No. 43

The Company acknowledges the Staff’s comment and has revised its disclosure on page 192 to clarify that the tabular disclosure summarizes all current fiduciary duties or contractual obligations of HCVI’s directors and officers, some or all of which may pose a conflict of interest with HCVI.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Business of Greenstone and Information Related to Greenstone, page 194

44.	We note your disclosure on page 195 and elsewhere that you expect that the strategic exploration and expansion for the Mazowe Mine and Redwing Mine could be completed in an 18- to 24-month period upon receipt of project financing. Revise your disclosure to describe in more detail the preparatory work and your plan to recommence operations in these mines over the next twelve months including the expenditures for these events. Also address whether the pending application to place the Mazowe Mining Company in corporate rescue proceedings would affect this timing.

Response to Comment No. 44

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 213, 217-218, 231-232, 236, and 252 accordingly.

45.	Please revise your summary resource and summary reserve tables to include the selected point of reference as required by Item 1303(b)(3) of Regulation S-K. For example, please indicate if these materials are presented as in-situ, plant feed, saleable product, or other.

Response to Comment No. 45

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 212, 223, 229, 234, and 239 accordingly.

46.	We note that you have combined inferred resources with measured and indicated resources. Consistent with the requirements under Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K, each class of resource should be reported separately and combined measured and indicated may be disclosed. Please revise you document, including tables and qualitative disclosures, to not combine inferred resources with measured and indicated resources, do to the low level of geologic confidence of inferred resources.

Response to Comment No. 46

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 212-213, 217, 220, 223, 228, 234, 239, and 248 accordingly.

47.	Summary disclosure should be provided for all properties as required by Item 1303(b) of Regulation S-K. Please revise to include your DRC mineral claims in your summary disclosure.

Response to Comment No. 47

The Company acknowledges the Staff’s comment and has revised the disclosure on page 217 accordingly. The Company considers the DRC mineral claims as not material at this time due to the early-stage exploratory nature of the activities.

48.	Please revise to include the stage of each property, as required by Item 1303(b)(2)(ii)(e) of Regulation S-K. For example properties with reserves and be classified as development or production stage properties and properties without reserves should be classified as exploration stage properties.

Response to Comment No. 48

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 224, 231, and 235 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

49.	Please revise to include the location of the How mine, accurate to within one mile, using as easily recognizable coordinate system, as required by Item 1304(b)(1)(i) of Regulation S-K.

Response to Comment No. 49

The Company acknowledges the Staff’s comment and has revised the disclosure on page 224 accordingly.

50.	For each material property please provide the following disclosure required by Item 1304(b) of Regulation S-K:

●	the work that you have completed on the property;

●	the proposed plan for exploration or development;

●	the current stage of the property (i.e. exploration, development, or production stage);

●	the age, details as to modernization and physical condition of the equipment, facilities, infrastructure, and underground development;

●	and the total cost for or book value of the property and its associated equipment.

Response to Comment No. 50

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 225, 228, 231-232, 236-237 and 239 accordingly.

51.	For each material property please revise the mineral resource and mineral reserve tables to include the point of reference and the metallurgical recovery factor as required by Item 1304(d) of Regulation S-K.

Response to Comment No. 51

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 212, 223, and 230 accordingly.

52.	Please revise to include the information regarding your internal controls required by Item 1305 of Regulation S-K.

Response to Comment No. 52

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 230-231, 233-234, and 240 accordingly.

53.	Please revise to include the disclosure required under Item 1302(b)(5) of Regulation S-K.

Response to Comment No. 53

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 227, 233, and 238 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Greenstone Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Measures, page 231

54.	We refer you to your reconciliation on page 233 for the non-IFRS measure AISC per ounce. We note that all in sustaining costs or AISC are reduced by an adjustment for silver by-product credits. The calculation then determines AISC per ounce by dividing AISC, after being adjusted for silver credits, by the ounces of gold sold. Please expand your disclosures to explain the method used to calculate the silver by-product credit in equivalent gold value and the associated parameters used to prepare this estimated economic value. Also provide disclosure explaining how you calculate the amount of sustaining capital expenditures as the amount relates to the total capital expenditures presented in the statements of cash flows.

Response to Comment No. 54

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 255 to explain how sustaining capital expenditures and the silver by-product credit are calculated.

Unless otherwise specified, the Company’s sustaining capital expenditures are determined based on the Company’s additions to property, plant, and equipment in any given reporting period, and are inclusive of additions included in trade payables. The silver by-product credit represents small quantities of silver which are extracted during the gold production process and sold together with gold bullion. The silver by-product credit is calculated based on a specified sale price for the by-product, which is exclusive of sale price for gold bullion. Sales of the silver by-product are reported as “Silver sales” within the notes to Greenstone’s consolidated financial statements.

Liquidity and Capital Resources, page 237

55.	We note that you disclose that your current level of working capital, together with your cash flows from operating activities and availability of financing, will be sufficient to meet your liquidity requirements for at least the twelve-month period after December 31, 2023. You also disclose that you have a total of $41.3 million in current liabilities due within one year in spite of having a working capital deficit of $38.0 million at December 31, 2023. Expand your analysis to discuss the course of action taken or proposed to be taken to remedy this deficiency, paying attention to the identification of your sources of internal and external liquidity and unused sources of liquid assets. We refer you to Item 303(b)(1(i) of Regulation S-K.

Response to Comment No. 55

The Company acknowledges the Staff’s comment and has revised its disclosure on page 261 accordingly.

Comparison of Shareholder Rights, page 264

56.	Please expand your disclosure to explain any material differences in the rights of the security holders of Greenstone Corporation as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4) of Regulation S-K.

Response to Comment No. 56

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 290-300 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Hennessy Capital Investment Corp. VI Unaudited Notes to Condensed Financial Statements Note 10 - Commitments and Contingencies, page F-28

57.	We note the excise tax payable as of June 30, 2024 was recorded at the time of Class A common stock redemptions in October 2023 and that such amount would be reevaluated and remeasured at each subsequent reporting period. We further note a similar excise tax payable was not recorded related to the Class A common stock redemptions in January 2024 because you have concluded that “substantial uncertainties exist as to whether such redemptions would result in additional liability at June 30, 2024.” Please provide further details as to the differences between the October 2023 redemptions and the January 2024 redemptions to clarify why the January 2024 redemptions did not result in a similar excise tax liability. Additionally, explain why the “substantial uncertainties” that existed in January 2024 did not result in a remeasurement of the excise tax payable as of June 30, 2024.

Response to Comment No. 57

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the difference in treatment of the excise tax associated with the October 2023 redemptions and the potential excise tax associated with the January 2024 redemptions is based on the different facts at the time of such redemptions.

At the time of the October 2023 redemptions, there was no letter of intent or other arrangements for a business combination, and therefore, HCVI management did not believe that a business combination, including any potential transaction to offset a portion of the excise tax, could be consummated by the end of the tax year 2023. The 1% excise tax on redemptions contemplated by the Inflation Reduction Act of 2022 is calculated on an annual basis. As such, there was no doubt that the excise tax would be owed, so it was measured and recorded.

At the time of the January 2024 redemptions, there was progress toward a business combination and, subsequently on June 17, 2024, HCVI entered into the Business Combination Agreement. The Business Combination Agreement contains a minimum cash condition and contemplates additional financing, which may potentially involve the issuances of additional securities by HCVI that have the effect of offsetting all or a portion of HCVI’s redemptions during the tax year 2024. Therefore, if the Business Combination closes in the 2024 tax year, and HCVI securities are issued that equal or exceed the amount of the shares redeemed during the 2024 tax year, then there would be no excise tax due. As a result, the amount of excise tax, if any, resulting from the January 2024 redemptions remains uncertain at June 30, 2024 and, therefore, no accrual is warranted at June 30, 2024. If the Business Combination does not close in the 2024 tax year, or if the amount of new HCVI securities issuances is less than the amount of shares redeemed, then the 1% excise tax could approach $2.4 million.

Greenstone Corporation Notes to the Financial Statements

1. General Information

Reorganization Transaction, page F-58

58.	You disclose that, on June 14, 2024, Greenstone Corporation and Metallon Corporation Limited entered into the BMC purchase agreement and refer to it as the reorganization transaction. Expand your disclosures to include the following considerations of the reorganization transaction:

●	Describe the nature of the relationship between Metallon Corporation Limited and Greenstone and how you determined this is a common control relationship.

●	Disclose the amount of the purchase price consideration paid to Metallon Corporation Limited in exchange for 100% of the equity interests in Bulawayo Mining Company Limited (BMC). Identify the form of consideration, the payor(s), and the material payment terms.

●	Disclose the applicable indemnification obligations being extended to Greenstone under the BMC purchase agreement, particularly as it relates to the satisfaction of the purchase price. We refer you to the risk factor disclosure on page 42.

●	Explain how you reported the difference between the total purchase price consideration and the historical book value of the assets and liabilities received in the exchange.

Response to Comment No. 58

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-107 accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

The Company respectfully advises the Staff that the Controlling Shareholder of Metallon and Greenstone, in accordance with IFRS 10, was determined to be Mzilakazi Godfrey Khumalo. As of the execution of the BMC Purchase Agreement, Mr. Khumalo controlled 84% of the outstanding shares in Metallon, of which 10% were held by Mr. Khumalo directly and 74% were held indirectly through the Southern SelliBen Trust (the “Trust”). Mr. Khumalo’s close family members, who together with Mr. Khumalo are viewed as a single-family unit for purposes of the IFRS 10 analysis, are the beneficiaries of the Trust. Under the operative trust document, voting and dispositive powers of the outstanding shares held by the Trust are exercised by its trustee; however, Mr. Khumalo retained the ability to appoint an individual (Protector) who would have the power to remove and replace the trustee at any time. As a result, in accordance with IFRS 10, the trustee was determined to be an agent of Mr. Khumalo and Mr. Khumalo was determined to control the Trust.

With respect to Metallon’s administration proceedings, the Company determined that the Administrator could not control Metallon in accordance with IFRS 10 as the Administrator was not exposed to variable returns through its involvement with Metallon. The Company determined that Mr. Khumalo retained decision making power over Metallon as of the date of the BMC Purchase Agreement despite the administration proceedings based on the following:

●	Mr. Khumalo was the largest creditor of Metallon and as a result exercised the greatest degree of influence over the Administrators;

●	Mr. Khumalo committed to repay the full balance of all other creditors in Metallon, thereby effectively becoming the only remaining creditor (the purchase price and payment terms of the BMC Purchase Agreement were designed to facilitate full repayment of all other creditors); and

●	As a result of committing to repay all other creditors and thereby effectively becoming the only remaining creditor, the Administrators effectively became agents of Mr. Khumalo, who retained control of Metallon.

With respect to Greenstone, because the Company determined that the trustee was an agent of Mr. Khumalo and Mr. Khumalo controls the Trust in accordance with IFRS 10, Mr. Khumalo was determined to control 80% of the outstanding shares of Greenstone, of which 10% are held by Mr. Khumalo directly and 70% are held indirectly through the Trust.

Following the analysis above in accordance with IFRS 10, Mr. Khumalo was determined to be a controlling shareholder of Metallon and Greenstone and, therefore, the sale of BMC was determined to be a common control transaction.

3.16 Use of accounting assumptions, key estimates, and judgments

(b) Depreciation, page F-66

59.	Your accounting policy states that you include inferred resources in the straight-line calculation for determining the amount of depreciation of your mining assets. In order to enhance our understanding of your accounting policy, please address the following points:

●	Tell us the percentage and amount of inferred resources included in the portion of mineralization expected to be classified as reserves;

●	Provide us with your history of converting inferred resources into proven and probable reserves;

●	Tell us the number of years of historical data used to estimate your projected rates of converting inferred resources into proven and probable reserves;

●	Explain to us whether or not and why historical trends are indicative of future conversion rates;

●	If you have a consistent track record of converting inferred resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

●	Tell us to the extent which resources are currently accessible and the extent which additional capital improvements are required to convert and gain access to inferred resources.

Response to Comment No. 59

The Company acknowledges the Staff’s comment and supplementally advises the Staff as follows:

The Group’s “Mining assets,” “Plant & Equipment” assets, and “Buildings” assets are subject to the Life-of-Mine (“LOM”) depreciation method which incorporates inferred resources in the total base of resources expected to be converted into reserves. As of December 31, 2023, and 2022, the Company had no “Mining assets,” “Plant and Equipment” assets, or “Buildings” assets associated with its Redwing and Mazowe Mines, due to prior impairments of their assets which were recognized in 2022, 2019, and 2018. Accordingly, the Company respectfully advises the Staff that the remainder of its response to the Staff’s queries is focused on estimates and historical data associated with the How Mine as only the How Mine contains assets subject to LOM depreciation.

With respect to the LOM estimate as of December 31, 2023, the Company included in the portion of mineralization expected to be classified as reserves 3,249 tonnes of inferred resources, an amount which comprised 72% of the Company’s estimate of total inferred resources expected to be classified as reserves and 79% of the total resource base utilized in the LOM computation.

The Company’s conclusion to incorporate inferred resources in the mineralization expected to be classified as reserves (i.e., the total resource base used in the numerator of the LOM computation) is supported by 12 years of historical data which have demonstrated an approximate 81% rate of conversion. The rate of conversion, which is determined by tracking the amount of inferred resources converted into proven and probable resources, incorporates data from 11 active mining blocks across varying locations and depth levels which are representative of the geological structure across the How Mine site as a whole.

Despite the 81% historical conversion rate, the Company utilizes only 72% of its estimate of total inferred resources in order to hedge against possible over-estimation of inferred resources expected to be converted. The 72% factor was originally developed based on mining designs which demonstrated an executable plan and ability to mine inferred resources at depths which would facilitate at least a 72% conversion rate.

The Company attributes its historical success of converting high degrees of inferred resources to proven and probable resources to the predictability of the orebody characteristics and geological structure which has enabled continued downdip extensions since the How Mine’s inception in 1941. Resources across the Company’s active mine blocks remain accessible and active exploration of greater depths is currently ongoing. The Company’s ability to continue to gain access and convert a high degree of inferred resources to proven and probable resources is not dependent on additional levels of capital expenditure more than current levels of sustaining capital expenditures or cash flows generated in the normal course of business. Over the last 12-years of operating history, the Company has continuously opened new mining blocks and explored increasing levels of depth utilizing cash flows generated in the normal course of business and does not foresee any impediments in its ability to continue to do so for the foreseeable future.

96.1, page II-1

60.	Revise to identify the technical report summary as an initial assessment, preliminary feasibility study, or feasibility study.

Response to Comment No. 60

The Company acknowledges the Staff’s comment and has revised the disclosure on page 12 of Exhibit 96.1, accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

61.	We note the mineral reserve accounts for 17% of material mined and processed in the 10 year life-of-mine plan and cash flow analysis. Only mineral reserves should be included in the cash flow analysis of a preliminary feasibility study or feasibility study in order to meet the requirements of Item 1302(e)(3) of Regulation S-K, and the definition of a mineral reserve under Item 1300 of Regulation S-K. Please substantially revise the technical report summary to include a life-of-mine plan and cash flow analysis based solely of mineral reserves, in order to support the economic viability of the material designated as reserves.

Response to Comment No. 61

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 71, 75-76, and 101-112 of Exhibit 96.1, accordingly.

62.	Please revise to address all items under Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

Response to Comment No. 62

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 37-38 and 42-46 of Exhibit 96.1, accordingly.

63.	Please revise to include the information required under Item 601(b)(96)(iii)(B)(9)(iii) of Regulation S-K.

Response to Comment No. 63

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42-46 of Exhibit 96.1, accordingly.

64.	Please revise to include the point of reference and the assumed metallurgical recovery factor with your mineral resource tables and the point of reference with your mineral reserve tables as required by Item 601(b)(96)(iii)(B)(11)(i) and (ii) of Regulation S-K and Item 601(b)(96)(iii)(B)(12)(i) of Regulation S-K, respectively.

Response to Comment No. 64

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2-4, 58-62, and 66-69 of Exhibit 96.1, accordingly.

65.	Please revise to include the information required under Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Response to Comment No. 65

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2-3, 5-6, 58-60, and 115 of Exhibit 96.1, accordingly.

66.	Please disclose the depth of each mine shaft and the depth of the working area under the description of your mining method.

Response to Comment No. 66

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71-74 of Exhibit 96.1, accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

67.	Please revise to address all paragraphs under Item 601(b)(96)(iii)(B)(17) of Regulation S-K.

Response to Comment No. 67

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 88-100 of Exhibit 96.1, accordingly.

68.	We note that disclosures under Reliance on Information Provided by the Registrant, on page 117 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

Please discuss this observation with the qualified person and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item 1302(f)(2) of Regulation S-K.

We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.

Response to Comment No. 68

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42-46 and 123 of Exhibit 96.1, accordingly.

69.	We note that your qualified person(s) has included language at the end of the Technical Report Summary under the “Disclaimer” heading that disclaims certain information in the technical report. For example your qualified person states that no warranty, undertaking whether expressed or implied, is made with respect to the data reported or the conclusions drawn. In order to comply with Item 1302 (a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

Response to Comment No. 69

The Company acknowledges the Staff’s comment and has revised the disclosure on page 126 of Exhibit 96.1, accordingly.

96.2 & 92.3, page II-1

70.	Please revise Exhibit 96.2 Mazowe Mine S-K 1300 Technical Summary Report and Exhibit 96.3 Redwing Mine S-K 1300 Technical Summary Report to address each of the following comments.

Response to Comment No. 70

The Company acknowledges the Staff’s comment and has revised the disclosure as described in response to the items below.

71.	Please revise paragraph 5 to remove historical resources and reserves that have not been prepared under S-K 1300.

Response to Comment No. 71

The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 of Exhibit 96.2 and page 20 of Exhibit 96.3, accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

72.	Please revise to include the information required under Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Response to Comment No. 72

The Company acknowledges the Staff’s comment and has revised the disclosure on page 27 of Exhibit 96.2 and pages 23-24 of Exhibit 96.3, accordingly.

73.	Please revise to address all items under Item 601(b)(96)(iii)(B)(7) of Regulation S-K.

Response to Comment No. 73

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 21 of Exhibit 96.2 and page 17 of Exhibit 96.3, accordingly.

74.	Please include an explanation of the grade interpolation parameters in Table 11.4 of Exhibit 96.2 and Table 11.3 of Exhibit 96.3 and include the units associated with the parameters.

Response to Comment No. 74

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 45-48 of Exhibit 96.2 and pages 39-40 of Exhibit 96.3, accordingly.

75.	Please revise to include the point of reference, for example in-situ, plant feed, etc., and the assumed metallurgical recovery factor with your mineral resource tables as required by Item 601(b)(96)(iii)(B)(11)(i) and (ii) of Regulation S-K.

Response to Comment No. 75

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 50, and 52 of Exhibit 96.2 and pages 2 and 44 of Exhibit 96.3, accordingly.

76.	We note that you have included a conceptual mining schedule. Conceptual mining schedules should not be included in the technical report summary until supported be a feasibility study. Please revise to remove.

Response to Comment No. 76

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of Exhibit 96.2 and page 52 of Exhibit 96.3, accordingly.

77.	We note that you have disclosed exploration targets on page 82. Please remove these targets or revise to comply with Item 1302(c) of Regulation S-K.

Response to Comment No. 77

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of Exhibit 96.2, accordingly.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

78.	We note that disclosures under Reliance on Information Provided by the Registrant include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

Please discuss this observation with the qualified person and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item 1302(f)(2) of Regulation S-K.

We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.

Response to Comment No. 78

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33-37 and 84 of Exhibit 96.2 and pages 30-34 and 75 of Exhibit 96.3, accordingly.

79.	We note that your qualified person(s) has included language at the end of the Technical Report Summary under the “Disclaimer” heading that disclaims certain information in the technical report. For example your qualified person states that no warranty, undertaking whether expressed or implied, is made with respect to the data reported or the conclusions drawn. In order to comply with Item 1302 (a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

Response to Comment No. 79

The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of Exhibit 96.2 and page 78 of Exhibit 96.3, accordingly.

Exhibits

80.	Please file a copy of the Facility Agreement, dated as of December 1, 2021 (the “Banc Loan”), that the How Mining Company entered into with the African Banking Corporation of Zimbabwe Limited (“ABC Banc”) as an exhibit or tell us why you do not believe you are not required to do so. Refer to Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

Response to Comment No. 80

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Banc Loan is filed as Exhibit 10.10 to the Registration Statement.

General

81.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 81

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Sponsor is controlled by Hennessy Capital Group LLC and Daniel J. Hennessy, its sole managing member, is a citizen of the United States of America.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

Other entities or individuals associated with or otherwise involved in the transaction are controlled by, or have substantial ties with, a non-U.S. person. Specifically, PubCo and Greenstone (together, the “Target Companies”) are each exempted companies limited by shares incorporated under the laws of the Cayman Islands. However, the Registrants do not believe that there are any risks related to non-U.S. person control or influence that could impact the ability to complete the Business Combination because neither of the Target Companies is a U.S. company and the Target Companies do not own any assets in the United States. Therefore, the Registrants do not anticipate the Business Combination will be subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). The only U.S. business involved in the Business Combination is HCVI, a special purpose vehicle which does not engage in any business activities that would trigger a mandatory CFIUS filing requirement, such as the design, fabrication, development, testing, production, or manufacture of any “critical technologies,” the collection or maintenance of “sensitive personal data,” or ownership or operation of any “critical infrastructure.”

Despite these facts, while it would be unusual for CFIUS to intervene in such a transaction, CFIUS has the discretion to determine that the Business Combination is subject to its jurisdiction and has the ability to investigate the transaction or request the parties submit a CFIUS filing. If CFIUS determines the Business Combination falls within CFIUS’s jurisdiction and chooses to intervene, the Company may be required to make a mandatory filing or it may choose to submit a voluntary notice to CFIUS. CFIUS ultimately has the power to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or order the divestment of all or a portion of a U.S. business (if any) of the combined company, which may limit the attractiveness of or prevent the Company from pursuing certain opportunities in the United States that the Company believes would otherwise be beneficial to it and its shareholders.

We have added disclosure under Risk Factors on page 67 of the Registration Statement to reflect the foregoing, as requested by the Staff’s comment.

82.	We note that SPAC’s sponsor is Hennessy Capital Partners VI LLC, a Delaware limited liability company. Please revise to describe the general character of SPAC’s sponsor’s business. Refer to Item 1603(a)(2) of Regulation S-K.

Response to Comment No. 82

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 172-173 accordingly.

83.	Please provide the information required by Item 701 Regulation S-K for Greenstone Corporation for the past three years. Refer to General Instruction I.2.f of Form F-4.

Response to Comment No. 83

The Company acknowledges the Staff’s comment and has revised the disclosure on page 306 accordingly.

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 6, 2024

We thank the Staff for its review and consideration of the Registrants’ Registration Statement and the foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

Enclosure

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Ibrahima Tall, Chief Executive Officer, Namib Minerals

Tulani Sikwila, Chief Financial Officer, Greenstone Corporation

Sphesihle Mchunu, General Counsel, Namib Minerals

Alan Annex, Greenberg Traurig, LLP

Adam Namoury, Greenberg Traurig, LLP